Exhibit 99.3

Press Release

Saudi Arabia: Saudi Aramco and Total Launch Engineering Studies To Build a Giant Petrochemical Complex in Jubail

Dhahran/Paris, October 8, 2018 - Amin H. Nasser, President and Chief Executive Officer of Saudi Aramco and Patrick Pouyanné, Chairman and Chief Executive Officer of Total, signed today in Dhahran the joint development agreement for the front-end engineering and design (FEED) of a giant petrochemical complex in Jubail, on Saudi Arabia’s eastern coast.

Announced in April 2018, the world-class complex will be located next to the SATORP refinery, operated by Saudi Aramco (62.5%) and Total (37.5%), in order to fully exploit operational synergies. It will comprise a mixed-feed cracker (50% ethane and refinery off-gases) - the first in the Gulf region to be integrated with a refinery - with a capacity of 1.5 million tons per year of ethylene and related high-added-value petrochemical units. The project represents an investment of around $5 billion and is scheduled to start-up in 2024.

The project will provide feedstock to other petrochemical and specialty chemical plants located in the Jubail industrial area and beyond, representing an additional $4 billion investment by third party investors benefitting to the Saudi economy.

The overall complex will represent an investment of approximately $9 billion and is expected to create 8,000 local direct and indirect jobs.

Saudi Aramco Chief Executive Officer Amin H. Nasser said: “SATORP’s second-phase expansion represents a quantum leap in Saudi Aramco’s downstream strategy to maximize our hydrocarbon resources and help position the Kingdom as a chemicals manufacturing hub, thus supporting economic diversification. Today’s signing will deliver on multiple levels, from high-value fuels and petrochemical products for consumers on three continents to meaningful job creation and local content development. We’re pleased to celebrate with Total this latest milestone in the SATORP journey.”

Patrick Pouyanné, Chairman and Chief Executive Officer of Total said: “We are delighted to write a new page of our joint history by launching a new giant project, building on the successful development of SATORP, our biggest and most efficient refinery in the world. This world-class complex also fits with our strategy to expand in petrochemicals by maximizing the synergies within our major platforms, leveraging low-cost feedstocks and taking advantage of the fast growing Asian polymer market.”

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About SATORP:

The Saudi Aramco Total Refining and Petrochemical Company (SATORP), the first such joint venture between the two energy companies, was established in June 2008 to build a refining and petrochemical complex in Jubail II industrial city. The refinery, whose capacity increased from 400,000 barrels per day (bpd) of crude oil at its start-up in 2014 to 440,000 bpd today, is recognized as one of the most efficient in the world.

About Saudi Aramco:

Saudi Aramco is a leading global integrated energy and chemicals company. We are driven by the core belief that energy is opportunity. From producing approximately one in every eight barrels of the world’s oil supply to developing new energy technologies, our global team is dedicated to creating impact in all that we do. We focus on making our resources more dependable, more sustainable and more useful. This helps promote stability and long-term growth around the world. www.saudiaramco.com

Media Relations: international.media@aramco.com

About Total:

TOTAL is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.